Exhibit 99.2

Focus Media Appointed Ms. Diana Chen as its Chief Operating Officer

Shanghai, China, November 27, 2006 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced the appointment of Diana Congrong Chen, former Chief Marketing Officer of Focus Media, as its Chief Operating Officer.

Diana Chen has been Chief Marketing Office since she joined the company in May 2005. During her tenure, Ms. Chen was focusing on formulating marketing strategy and maintaining large client relationships for Focus Media’s multi-platform life style media. “Diana’s promotion is a recognition for her proven management talent and contribution to the Company,” said Jason Jiang, Chief Executive Officer of Focus Media, “This promotion expands her role in day-to-day operation of the company and strengthens our focus on Tier-II cites expansion in 2007.”

Before joining Focus Media, Ms. Chen worked for Phoenix Satellite TV from 1998 to 2004, serving as general manager, director of international advertising and president of East China region. While at Phoenix, Mrs. Chen successfully built Phoenix’s business in the Eastern China region and received Phoenix’s Best Sales Team Awards for many years. Ms. Chen holds a B.A. degree in journalism from Zhejiang University.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of September 30, 2006, Focus Media had approximately 74,000 display units in our commercial location network, 36,000 display units in our in-store network, 95,000 advertising poster frames installed throughout China and 80 outdoor LED displays in Shanghai. Over 2,500 international and domestic advertisers had placed advertisements through our networks as of September 30, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn